SO 4/4/03

03015948

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UF 4-3-03

SEC FILE NUMBER
~~8-39606~~

8-48791

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TriCapital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 27 2003

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike, Suite 600
(No. and Street)

N. Bethesda, (City) Maryland (State) 20852-3117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wooden & Benson, Chartered
(Name — *if individual, state last, first, middle name*)

100 W. Pennsylvania Avenue (Address) Baltimore (City) Maryland (State) 21204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert LoPinto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TriCapital Corporation, as of December 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRICAPITAL CORPORATION
N. BETHESDA, MARYLAND

INDEPENDENT AUDITOR'S REPORT, FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002

TriCapital Corporation
N. Bethesda, Maryland

December 31, 2002

Table of Contents

WOODEN & BENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

The Board of Directors of
TriCapital Corporation
N. Bethesda, Maryland

We have audited the statement of financial condition of TriCapital Corporation as of December 31, 2002, and the related statements of changes in stockholder's equity, income and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriCapital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wooden & Benson

March 18, 2003
Baltimore, Maryland

100 W. PENNSYLVANIA AVENUE, BALTIMORE, MARYLAND 21204
TELEPHONE: (410) 825-4860 Web Address: www.woodenbenson.com E-MAIL: info@woodenbenson.com FAX: (410) 828-1419

TRICAPITAL CORPORATION
N. Bethesda, Maryland

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash and cash equivalents (Note 3)	$24,061
Investments	3,300
Office furniture and equipment	8,484
Less: accumulated depreciation	(8,484)
Total assets	$27,361

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued liabilities	$ 512
Accrued expenses	1,890
Total liabilities	2,402
Stockholder's Equity	
Common stock - $1 par value; authorized 1,000 shares; 501 shares issued and outstanding	501
Additional paid in capital	3,043
Retained earnings	21,415
Total stockholder's equity	24,959
Total liabilities and stockholder's equity	$27,361

The accompanying notes to financial statements are an integral part of these statements.

TRICAPITAL CORPORATION
N. Bethesda, Maryland

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2001	$501	$3,043	$133,028	$136,572
Loss	-	-	(60,973)	(60,973)
Distribution	-	-	(50,640)	(50,640)
Balance - December 31, 2002	$501	$3,043	$ 21,415	$ 24,959

The accompanying notes to financial statements are an integral part of these statements.

TRICAPITAL CORPORATION
N. Bethesda, Maryland

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue	
Fee income	$ 19,104
Interest and dividend income	994
Other	979
Total revenue	21,077
Expenses	
Salary and benefits (Note 5)	5,438
General and administrative	7,134
Office expense	17,527
Bad debt expense	26,091
Charitable contributions	19,354
Professional fees	2,300
Insurance	4,206
Total expenses	82,050
Net loss	$(60,973)

The accompanying notes to financial statements are an integral part of these statements.

TRICAPITAL CORPORATION
N. Bethesda, Maryland

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities	
Fees received	$ 21,692
Interest received	994
Cash paid for operating expenses	(65,403)
Net cash used by operating activities	(42,717)
Cash Flows from Financing Activities	
Distribution to stockholder	(50,640)
Net decrease in cash and cash equivalents	(93,357)
Cash and cash equivalents - beginning of year	117,418
Cash and cash equivalents - end of year	$ 24,061

Reconciliation of Net Income to
Net Cash Provided by Operating Activities

Net loss	$(60,973)
Adjustments	
Bad debt expense	26,091
Changes in Assets and Liabilities	
Decrease in receivables	1,609
Decrease in accounts payable and accrued liabilities	(9,444)
Net cash provided (used in) by operating activities	$ (42,717)

The accompanying notes to financial statements are an integral part of these statements.

TRICAPITAL CORPORATION
N. Bethesda, Maryland

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Significant Accounting Policies

TriCapital Corporation (the Company), a Maryland corporation is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company is a member of the National Association of Securities Dealers (NASD) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital as more fully disclosed in Note 7. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over an estimated useful life of three and seven years for computers and equipment, respectively. The Company uses accelerated methods for tax purposes. No depreciation expense was required or charged to operations for the year ended December 31, 2002.

Income Taxes

The Company has elected to be treated as an S Corporation for income tax purposes; therefore, no income tax provision has been provided in the accompanying financial statements.

Note 2 - Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such balances may be in excess of the FDIC Insurance limit.

TRICAPITAL CORPORATION
N. Bethesda, Maryland

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 3 - Cash and Cash Equivalents

Cash and cash equivalents represent operating cash and an investment in a money market fund as follows:

Cash	$23,628
Cash equivalents	433
	$24,061

Note 4 - Related Party Transactions

TriCapital Advisors, Inc. (TA), an affiliated company, charged the Company for various expenses. During 2002, the Company was charged for these various expenses in the amount of $9,450. The Company received fees of $17,301 from TriCapital Advisors, Inc. during the year ended December 31, 2002.

Note 5 - Employee Benefit Plan

The Company maintains a simplified employee pension plan (SEP-IRA) that covers the Company's stockholder. No contribution was made to the plan for the year ended December 31, 2002.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital and net capital requirements of approximately $21,226 and $5,000 , respectively. The Company's net capital ratio was .11 to 1.

Note 7 - Investments

TriCapital Corporation owns 300 shares in the NASDAQ Stock Market, Inc., which is recorded at cost because it is not marketable.

Note 8 - Rent

The Company rents its office space under an operating lease agreement on a month to month basis. Rent expense was $8,042 for the year ended December 31, 2002.

Note 9 - Economic Dependency

The Company received 90% of its revenue from one customer during the year.

TRICAPITAL CORPORATION
N. BETHESDA, MARYLAND

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: TRICAPITAL CORPORATION [0013]

SEC File Number: 8- 48791 [0014]

Address of Principal Place of Business: 11140 ROCKVILLE PIKE SUITE 600 [0020]

N. BETHESDA [0021] MD [0022] 20852-3117 [0023]

Firm ID: 39686 [0015]

For Period Beginning 10/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: ROBERT LOPINTO [0030] Phone: 301-230-8900 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◌ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	24,061 [0200]		24,061 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost 3,300 [0130]			
	B. At estimated fair value	[0440]	3,300 [0610]	3,300 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

[0170]			
B. Other securities			
[0180]			
8. Memberships in exchanges:			
A. Owned, at market			
[0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	24,061 [0540]	3,300 [0740]	27,361 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	2,402 [1205]	[1385]	2,402 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

2. Includes equity subordination (15c3-1(d)) of [1000]				
[1010]				
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]	
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]	
20. TOTAL LIABLITIES	2,402 [1230]	0 [1450]	2,402 [1760]	

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	501 [1792]
	C. Additional paid-in capital	3,043 [1793]
	D. Retained earnings	21,415 [1794]
	E. Total	24,959 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	24,959 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	27,361 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2002 [3932] Period Ending 12/31/2002 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	[3939]
d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	3,856 [3975]
8.	Other revenue	1,015 [3995]
9.	Total revenue	4,871 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		6,280 [4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		718 [4195]
15.	Other expenses		12,497 [4100]
16.	Total expenses		19,495 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-14,624 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		-26,091 [4224]
	a. After Federal income taxes of	0 [4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-40,715 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-7,292 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			24,959 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			24,959 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			24,959 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		3,300 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-3,300 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			21,659 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		433 [3734]	

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-433 [3740]
10. Net Capital			21,226 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	160 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	16,226 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	20,985 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			2,402 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			2,402 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 11 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			65,672 [4240]
	A.	Net income (loss)		-40,715 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			24,957 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Exhibit II

TRICAPITAL CORPORATION
N. Bethesda, Maryland

STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15c3-3(k)
DECEMEBER 31, 2002

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k).

WOODEN
BENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants on
Internal Control as Required by SEC Rule 17a-5

To the Board of Directors of
TriCapital Corporation
N. Bethesda, Maryland

In planning and performing our audit of the financial statements of TriCapital Corporation for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by TriCapital Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with managements's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

100 W. PENNSYLVANIA AVENUE, BALTIMORE, MARYLAND 21204
TELEPHONE: (410) 825-4860 Web Address: www.woodenbenson.com E-MAIL: info@woodenbenson.com FAX: (410) 828-1419

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wooden & Benson

March 18, 2003
Baltimore, Maryland